UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	FOR ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

Financial Statements and Exhibits:
(a)	Financial Statements:
     ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees
Report of Independent Registered Public Accounting Firm.
Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005.
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006.
Notes to Financial Statements.
(b)	Exhibits:
     23.1 Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC

ACCO BRANDS CORPORATION 401(k) PLAN
FOR CERTAIN HOURLY EMPLOYEES
Lincolnshire, IL
FINANCIAL STATEMENTS
December 31, 2006
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Plan participants of the
ACCO Brands Corporation 401(k) Plan
for Certain Hourly Employees
ACCO Brands Corporation
Lincolnshire, Illinois
RE: ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees
We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois
June 25, 2007

ACCO BRANDS CORPORATION
401(k) PLAN FOR CERTAIN HOURLY EMPLOYEES
FINANCIAL STATEMENTS
December 31, 2006 and 2005

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Statement of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS
Investment in ACCO Brands Corporation 401(k) Plans Master Trust, at estimated fair value (Notes 2 and 6)	$119,459	$177,903

NET ASSETS AVAILABLE FOR BENEFITS	$119,459	$177,903

See accompanying notes to financial statements.

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Net investment gain from the ACCO Brands Corporation 401(k) Plans Master Trust	$17,675
Contributions
Participant	9,848
Employer	6,666

Total additions	34,189

Deductions from net assets attributed to:
Benefits paid to participants	85,702
Administrative fees	100

Total deductions	85,802

Decrease in net assets prior to transfers out	(51,613)

Transfers out of the Plan	(6,831)

Net decrease	(58,444)

Net assets available for benefits
Beginning of year	177,903

End of year	$119,459

See accompanying notes to financial statements.

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Notes to the Financial Statements
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.
General: ACCO Brands Corporation established the Plan as of August 16, 2005, in order to provide for participation by certain hourly employees at the Boone facilities of ACCO Brands USA LLC (“the Company” or “ACCO”). Employees scheduled to work twenty hours or more per week are immediately eligible to participate. Employees scheduled to work less than twenty hours are eligible after one year of service as defined by the Plan. As a result of the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. the assets and liabilities of ACCO participants in the Fortune Brands Hourly Employee Retirement Savings (“Prior Plan”) in the amount of $175,911 were transferred to this Plan on August 19, 2005. Each employee who was a participant in the Prior Plan immediately prior to the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. continued as a participant. During 2006, Company management carried out reorganization activities resulting in the closure of the Boone facilities as of September 30, 2006. All employees with an account balance as of the end of the Plan year, for whom employment with the Company terminated as a result of the facility closing, remain as inactive participants in the Plan.
The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The assets of the Plan are included in a pool of investments known as the ACCO Brands Corporation 401(k) Plans Master Trust (“the Master Trust”), along with the assets of the ACCO Brands Corporation 401(k) Plan. The Master Trust investments are administered and held by the Fidelity Management Trust Company. Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions under the Plan.
Significant features of the Plan are as follows:
Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $15,000 and $14,000 in 2006 and 2005 respectively. In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the IRS Code to $5,000 and $4,000 in 2006 and 2005 respectively. The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation.
Along with catch-up contributions, the maximum amount a person can contribute to the Plan is 75% of eligible compensation.
In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants who elect to continue contributing to the Plan on an after-tax basis will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.
New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to the join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the Fidelity Freedom Fund (applicable from January 1, 2006 through October 31, 2006) or the T. Rowe Price Retirement Fund (applicable on and subsequent to November 1, 2006) designed for the employee’s age group.
The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code.
The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Notes to the Financial Statements — (Continued)
Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan, except that participants may not invest new contributions in the Fortune Brands Stock Fund or the Gallaher Stock Fund. In addition, except as may be limited by policies concerning excessive short-term trading, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis, except participants cannot make any transfers into the Fortune Brands Stock Fund or the Gallaher Stock Fund. Effective December 31, 2006, the Fortune Brands Stock Fund and Gallaher Stock Fund were eliminated as investment options under the Plan. The Plan currently offers, in addition to the ACCO Brands Stock Fund, which consists of ACCO Brands Corporation common stock and cash equivalents, and the Prudential Stable Value Fund, twenty-two mutual funds as investment options for participants. As of December 31, 2006 no participants had invested in the ACCO Brands Stock Fund or the Prudential Stable Value Fund.
Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Vesting in the Company matching contributions, as well as any investment earnings attributable to Company matching contributions, occurs after one year of service. In addition, participants become 100% vested in the Company matching contributions upon the earlier to occur of: involuntary termination; permanent disability; age 65; death; or plan termination.
Participant Loans: Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $1,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.
A new loan cannot be applied for until the prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate as of the last business day of the prior month at the time the loan is made, as published on the internet site of the Federal Reserve Bank. Each loan must be collateralized by a portion of the participant’s account balance and documented by a written obligation payable to the trustee which is invested in the loan fund. Repayment is made by payroll deduction. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.
Forfeitures: Company contributions forfeited by non-vested, terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. There were no forfeitures during the period ended December 31, 2006.
Distributions and Withdrawals: Benefits are payable from a participant’s account under the plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59-1/2. Distributions and withdrawals are recorded when paid.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ACCO Brands Corporation may terminate the Plan at any time subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investment in the Master Trust is presented at estimated fair value, which has been determined by the Trustee based on the fair value of the underlying investments of the Master Trust. The fair values of the underlying common stock and mutual fund investments of the Master Trust are determined based upon quoted market prices. The fair values of the Master Trust’s investments in stable value funds are based upon the net asset values of such funds reflecting all

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Notes to the Financial Statements — (Continued)
investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.
The Plan records investment income (loss) from the Master Trust (including interest, dividend, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust.
Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Certain fees incurred in the administration of the Plan, such as audit and legal fees, have been paid by the Company.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.
Risks and Uncertainties: The Master Trust, in which the Plan holds an interest, invests in registered investment companies and various other securities. These underlying investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Payments of Benefits: Benefits are recorded when paid.
Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005 as the Plan did not have any direct or indirect interests in fully benefit-responsive contracts at December 31, 2006 and 2005. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.
NOTE 3 — TAX STATUS
The plan administrator intends to submit the Plan and any amendment thereto to the Internal Revenue Service (“IRS”) in accordance with IRS procedures and to request a favorable determination letter as to the Plan’s qualified status under applicable sections of the Code. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.
NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ACCO Brands Corporation pays certain professional fees for the administration and audit of the Plan.
Certain underlying Plan investments included in the Plan’s interest in the Master Trust are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Notes to the Financial Statements — (Continued)
Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Fees paid by the Plan in 2006 to Fidelity of $100 qualify as party-in-interest transactions. The Master Trust held $1,634,840 and $1,037,012 in ACCO Brands Corporation common stock at December 31, 2006 and 2005, respectively; however, the Plan holds no interest in that investment.
Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions. There were no outstanding loans at December 31, 2006.
NOTE 5 — INVESTMENTS
     The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Investment in ACCO Brands Corporation 401(k) Plans Master Trust	$119,459	$177,903
     During the year ended December 31, 2006, the Plan’s investment gain in the Master Trust appreciated in value by $17,675 (including gains and losses on investments bought and sold, as well as held, plus interest and dividends).
NOTE 6 — MASTER TRUST INFORMATION
     The Plan’s trust agreement permits the commingling of the Plan’s assets with those of the ACCO Brands Corporation 401(k) Plan in the Master Trust. The Trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.
     As of December 31, 2006 and 2005, the Master Trust was trusteed by Fidelity Management Trust Company. The Plan’s interest in the total investment assets of the Master Trust was approximately 0.10% at December 31, 2006 and 2005.
     The following table presents the net assets held in the Master Trust including the fair value of the investments, and the contract value adjustment, as applicable, pertaining to fully benefit-responsive investment contracts and stable value funds held in the Master Trust at December 31, 2006 and 2005. The Plan did not share in the contract value adjustment as it did not have an interest in the Prudential Stable Value Fund.

ACCO Brands Corporation
401(k) Plan for Certain Hourly Employees
Notes to the Financial Statements – (Continued)

	December 31,
	2006	2005
Non-interest bearing cash	$4,429	$185
Investments at fair market values, based on quoted market prices:
ACCO Brands Corporation common stock	1,634,840	1,037,012
Other common stock	—	13,240,754
Registered investment companies	132,286,891	101,078,926

Investments at estimated fair value:
Common/ collective trust	12,531,398	—
Interest bearing cash	42,096	8,926,784
Participant loans	2,073,361	2,555,943

Total investments	148,568,586	126,839,419

Interest and dividends receivable	225	952
Administrative expenses payable and other liabilities	—	(10,255)

Net assets reflecting all assets at fair value	148,573,240	126,830,301

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	132,113	—

Net assets held by the Master Trust	$148,705,353	$126,830,301

     The following table presents the net appreciation in fair value of investments, interest income, and dividend income related to the Master Trust for the year ended December 31, 2006:

Net realized and unrealized appreciation in fair value:
ACCO Brands Corporation common stock	$118,608
Other common stock	837,040
Registered investment companies	2,332,700
Interest and dividend income	12,121,158

Total investment income of the Master Trust	$15,409,506

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees Administrative Committee

Date: June 27, 2007

	By:	/s/ Steven Rubin

Steven Rubin, Senior Vice President, Secretary and General Counsel of ACCO Brands Corporation, Committee Member
INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC*

*	Filed herewith